Exhibit 4.2

Amended and Restated Share Repurchase Program (Class S Common Stock)

Effective April 30, 2020

The shares of Class S common stock (the “Shares”) of RW Holdings NNN REIT, Inc. (the “Corporation” or “our” or “we”) are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list the Shares. In order to provide the Corporation’s stockholders with some liquidity, this Share Repurchase Program (the “Program”) has been adopted to enable stockholders to sell their Shares to the Corporation in limited circumstances. Stockholders may present for repurchase all or a portion of their Shares to the Corporation in accordance with the procedures outlined in this Program.  Upon such presentation, the Corporation may, subject to the conditions and limitations described below, repurchase the Shares presented for cash to the extent there are sufficient funds available for the repurchase.

Repurchase Price

Provided the Shares have been held by the stockholder for at least one year, the Shares will be repurchased at a price equal to 100% of the most recently published NAV per Share.

However, at any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per-share offering price.

For purposes of determining the time period a stockholder has held each Share, the time period begins as of the date the stockholder acquired the Share.

The NAV and NAV per Share generally will be determined annually in the first quarter of each year as of December 31 of the prior year. In addition, the NAV may be updated at any time between annual calculations of NAV to reflect significant events that have been determined have had a material impact on NAV.

NAV per Share will be published as follows:

(a)       in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the U.S. Securities and Exchange Commission (“SEC”), or

(b)       in a supplement to the Offering Memorandum for the offering of the Shares; and

(c)       in a separate written notice to the stockholders; and

(d)       information about the NAV per Share will be posted on the Corporation’s website (such information may be provided by means of a link to our public filings on the SEC’s website, www.sec.gov) and on the Corporation’s toll-free information line: (1-855-742-4862).

Limitations on Repurchase

The Corporation may, but is not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings and capital transactions, such as asset sales or refinancings. The Corporation cannot guarantee that it will have sufficient available cash to accommodate all or any repurchase requests made in any given month.

In addition, the Corporation may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

Additional limitations on Share repurchases under the Program are as follows:

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Repurchases per month will be limited to no more than 2% of our most recently determined aggregate NAV, and for any calendar quarter will be limited to no more than 5% of the most recently determined aggregate NAV, which means the Corporation will be permitted to repurchase Shares with a value of up to an aggregate limit of approximately 20% of aggregate NAV in any 12-month period.

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The foregoing repurchase limitations will be based on “net repurchases” during a quarter or month, as applicable. The term “net repurchases” means the excess of Share repurchases (capital outflows) over the proceeds from the sale of Shares (capital inflows) for a given period. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of the most recently determined aggregate NAV, plus (2) proceeds from sales of new shares in the current offering (including purchases pursuant to our distribution reinvestment plan) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.

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Alternatively, the Board may choose whether the 5% quarterly limit will be applied to “gross repurchases,” meaning that amounts paid to repurchase Shares would not be netted against capital inflows. If repurchases for a given quarter are measured on a gross basis rather than on a net basis, the 5% quarterly limit could limit the amount of shares redeemed in a given quarter despite the Corporation receiving a net capital inflow for that quarter.

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In order for the Board to change the basis of repurchases from net to gross, or vice versa, the Corporation will provide notice to stockholders (i) in a supplement to the Offering Memorandum for the offering of the Shares or current or periodic report filed with the SEC; and (ii) in a press release or on our website, at least ten (10) days before the first business day of the quarter for which the new test will apply. The determination to measure repurchases on a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.

Procedures for Repurchase

Qualifying stockholders who desire to have their Shares repurchased must give notice as provided on their personal on-line dashboard at www.RichUncles.com. All requests for repurchase must be received by the Corporation at least two (2) business days prior to the end of a month in order for the redemption request to be considered for the following month. Shares repurchase requests may be withdrawn, provided they are received by the Corporation at least two (2) business days prior to the end of a month. Approved repurchase requests will be processed on the third business day after the end of a month in which a request for repurchase was received and not withdrawn.

If, as a result of a request for repurchase, a stockholder will own Shares having a value of less than $500 (based on the Corporation’s most-recently published offering price per Share), the Corporation reserves the right to repurchase all of the Shares owned by such stockholder.

As noted above, the Corporation may use cash not otherwise dedicated to a particular use to fund repurchases under the Program. However, the Corporation has the discretion to repurchase fewer shares than have been requested to be repurchased in a particular month or quarter, or to repurchase no shares at all, in the event that the Corporation lacks readily available funds to do so due to market conditions beyond its control, the need to maintain liquidity for its operations or because the Corporation determines that investing in real property or other illiquid investments is a better use of its capital than repurchasing the Shares. Any determination to repurchase fewer shares than have been requested to be repurchased, or to repurchase no shares at all, may be made immediately prior to the applicable date of repurchase.

In the event that some but not all of the Shares submitted are repurchased in a given period, Shares submitted for repurchase during such period will be repurchased on a pro rata basis, subject to any Extraordinary Circumstance Repurchase (defined below). If, in each of the first two (2) months of a quarter, the 2% monthly repurchase limit is reached and repurchases are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will be less than 2% of NAV because repurchases for that month, combined with repurchases for the two previous months, cannot exceed 5% of aggregate NAV.

The Corporation has the discretion, but not the obligation, under extraordinary market or economic circumstances, to make a special repurchase in equal, nominal quantities of shares from all stockholders who have submitted share repurchase requests during the period (“Extraordinary Circumstance Repurchase”). Extraordinary Circumstance Repurchases will precede any pro rata share repurchases that may be made during the period.

All unsatisfied repurchase requests must be resubmitted at the start of the next month or quarter, or upon the recommencement of the Program (in the event of its suspension), as applicable, to be eligible for repurchase in a later month. Within three business days after a stockholder repurchase requests becomes fully or partially unsatisfied, the Corporation will notify the stockholder by email that the unsatisfied portion of the request must be resubmitted.

Amendment, Suspension or Termination of Program and Notice

The Board may amend, suspend or terminate the Program without stockholder approval upon 10 days’ notice, if the Board believes such action is in the best interests of stockholders and the Corporation, including because Share repurchases place an undue burden on our liquidity, adversely affect our operations, adversely affect stockholders whose shares are not repurchased, or if the Board determines that the funds otherwise available to fund our Share repurchases are needed for other purposes. In addition, the Board may amend, suspend or terminate the Program for any reason, including due to changes in law or regulation, or if the Board becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are repurchased. Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions of the stock repurchase program, will be promptly disclosed (i) in a supplement to the Offering Memorandum for the offering of the Shares, or (ii) in a current or periodic report filed with SEC; and (iii) on the Corporation’s website.